January 17, 2017
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4546
Washington, D.C. 20549
Attention:    Jim B. Rosenberg, Senior Assistant Chief Accountant, Office of Healthcare and Insurance

Re:    Spectrum Pharmaceuticals, Inc.
File No. 001-35006
Responses to Commission Staff comments made by letter dated December 30, 2016

Ladies and Gentlemen:
Spectrum Pharmaceuticals, Inc. (the “Company,” “we” or “us”) hereby respectfully submits its response to the Staff’s comments made by letter dated December 30, 2016, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2015. The Company’s response is preceded by a reproduction of the Staff’s comment contained in the December 30, 2016 letter. The Company has filed this response letter on EDGAR under the form label CORRESP.
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies and Use of Estimates

(i)	Revenue Recognition, page F-10

1. We acknowledge your response to prior comment 4. Please address each of the following additional comments:

•
It is unclear from your response whether consideration you expect to receive based on sales level achievements meets the GAAP definition of milestones as indicated in ASC 605-28-20. As you have not attempted to substantiate whether these contingent receipts are milestones under GAAP or are substantive in order to recognize them immediately, it appears that you believe these are not milestones. Please specifically confirm for us that these receipts are not milestones under GAAP.

•
Presuming from the preceding bullet that your sales-based contingent receipts are not milestones under GAAP while your regulatory-based contingent receipts are milestones, please revise the sales and regulatory milestones portion of your proposed revised policy disclosure to clearly differentiate between the two types of contingent receipts. To the extent any regulatory milestones are substantive, explain the criteria you use to determine whether these GAAP milestones are substantive. In this regard, the proposed policy disclosure in your response appears to imply that, at a minimum, sales “milestones” are “substantive at-risk milestones.”

Response 1

Sales-based milestones within our out-license arrangements do not meet the GAAP definition of a “milestone” under ASC 605-28-20 (Glossary – Milestone) since (1) its achievement is dependent upon our licensee’s performance in selling the licensed product to significant levels in its territories (rather than “the vendor’s [our] performance” resulting in achievement) – notwithstanding the substantive uncertainty of achievement at arrangement inception, and (2) under ASC 605-28-15 (Scope and scope exceptions – General),

“The guidance in this Subtopic [only] applies to research or development deliverables… and when a portion or all of the consideration is contingent upon uncertain future events or circumstances, except when the guidance in this Subtopic conflicts with the guidance provided elsewhere in Topic 605”

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We propose to revise Note 2: Summary of Significant Accounting Policies and Use of Estimates for Revenue Recognition (License Fees section) in our future periodic reports (beginning with our 2016 Form 10-K) substantially as follows:

License Fees: Our out-license arrangements may include one or more of the following: (a) upfront license fees, (b) royalties from our licensees’ sales, (c) milestone receipts from our licensees’ sales, and (d) milestone receipts upon regulatory achievements by us or our licensees. We recognize revenue from these categories based on the contractual terms that establish the legal rights and obligations between us and our licensees. We complete the following steps in determining the dollar amount and timing of revenue recognition from our license fees:

(i)
We first assess the number of “units of accounting” for the elements in our out-license arrangements in accordance with multiple element arrangement guidance. We consider if elements (deliverables) have standalone value, and if standalone value does not exist for a deliverable, it is combined (as applicable) with other deliverables until the "bundle" has standalone value (as a single unit of accounting).

(ii)	Next, we allocate arrangement consideration among the separate units of accounting (using the "relative selling price method").

(iii)	Finally, we evaluate the timing of revenue recognition, which is impacted by the nature of the consideration to which we are entitled, as follows:

(a)
Upfront license fees: We consider whether upfront license fees are earned (i.e., realized) at the time of contract execution (i.e., when the license rights transfer to the customer). We give specific consideration to whether we have any on-going contractual service obligations to the licensee, including any requirements for us to provide on-going support services, and/or for us to supply drug products for the licensee’s future sales. As a result, we may either recognize all upfront license fees as revenue in the period of contract execution, or recognize these fees over the actual (or implied) contractual term of the out-license.

(b)
Royalties: We recognize revenue in the period that our licensees report product sales to us in their territory for which we are contractually entitled to a percentage-based royalty receipt (i.e., representing the period when earned and realizable).

(c)
Sales milestones: We recognize revenue in the period that our licensees achieve annual or aggregate product sales levels in their territories for which we are contractually entitled to a specified lump-sum receipt (i.e., representing the period when earned and realizable).

(d)	Regulatory milestones: Under the terms of the respective out-license, regulatory achievements may either be our responsibility, or that of our licensee.

•
When our licensee is responsible for the achievement of the regulatory milestone (and we have no on-going obligations), we recognize this revenue in the period that our product achieves specified regulatory approvals for which we are contractually entitled to a fixed receipt (i.e., representing the period when earned and realizable).

•
When we are responsible for the achievement of the regulatory milestone, we recognize this revenue in the period that our product achieves specified regulatory approvals for which we are contractually entitled to a fixed receipt. Regulatory approvals by governmental agencies are inherently uncertain, and require our substantial cost and effort in completing our submission for potential approval. Therefore, these regulatory milestones are “substantive” and these fixed receipts remain at-risk (i.e. unearned and unrealizable) until the period of achievement. We believe the amounts we are entitled to receive upon our achievement relates solely to our past performance and is commensurate with either (i) our performance in achieving the milestone, or (ii) the resulting enhancement in value of the drug compound.

Note 10: Business Combinations and Contingent Consideration
(b) Acquisition of Rights to EVOMELA and Related Contingent Consideration, page F-28

2. We acknowledge your response to prior comment 6. Please file the correspondence you reference in the first paragraph of your response on EDGAR.

Response 2

The below is a complete reproduction of the Company’s e-mailed correspondence to the Staff on November 9, 2016, in advance of a planned teleconference with the Staff.

Business Combination - global development and commercialization rights to Captisol-enabled®, propylene glycol-free melphalan (EVOMELA) from Ligand Pharmaceuticals. (Comment no. 7 in Staff Comment Letter dated September 30, 2016)
Background:
In March 2013, we completed the acquisition of EVOMELA for use as a conditioning treatment prior to autologous stem cell transplant for patients with MM. We acquired these rights from CyDex Pharmaceuticals, Inc. a wholly-owned subsidiary of Ligand Pharmaceuticals Incorporated for an initial license fee of $3 million. We accounted for this transaction as a business combination, which required that assets acquired and liabilities assumed be recognized on the balance sheet at their fair values as of the transaction date. The only asset acquired as part of this transaction were the IP rights to this product. The agreement included potential future cash outflows for us, including: a $6 million FDA approval milestone (presented as contingent consideration), sales threshold milestones (estimated at near-zero value as contingent consideration due to remote likelihood of achievement), and 20% royalty due to CyDex on all our net sales of EVOMELA (which was not deemed to represent contingent consideration for the reasons summarized below). Concurrent with the execution of this in-license agreement, we entered into an exclusive Supply Agreement with CyDex. The terms of this Supply Agreement requires that all of our purchases of the Captisol product (needed to formulate EVOMELA) must be from CyDex, and CyDex must supply us with all of our required commercial needs of this raw material.

We previously responded to the Staff’s comment no. 7 in its letter dated September 30, 2016, regarding our consideration of this 20% royalty payment on any future sales of EVOMELA (which had yet to receive FDA approval) at the time of the business combination. At the time of this March 2013 transaction, we determined that this potential obligation should be presented on a net basis with the underlying intangible asset (i.e., our EVOMELA distribution rights). In making this determination, we followed, by analogy, the examples provided in Sections 2.14 and 2.15 of the AICPA Accounting and Valuation Guide for Assets Acquired to Be Used in Research and Development Activities. We recently considered alternative supporting views of this accounting determination (though these were not part of our March 2013 documented accounting analysis), specifically for the concept of an “executory contract” and it not qualifying for contingent consideration liability presentation under GAAP, as further discussed below.

Issue:
Does the 20% royalty represent a contingent consideration liability as part of business combination accounting under ASC 805? Or is it excluded as contingent consideration due to the concurrent execution of the Supply Agreement, representing an “executory contract” between CyDex and us as part of the in-license transaction (i.e., for CyDex’s obligation to supply Captisol and our corresponding obligation to pay a royalty upon receipt of this product for formulation and sale to our customer)?

Authoritative GAAP

•	ASC 805, Business Combinations

o
805-10-55-25-h: Other agreements and issues. The terms of other arrangements with selling shareholders (such as noncompete agreements, executory contracts[1], consulting contracts, and property lease agreements) and the income tax treatment of contingent payments may indicate that contingent payments are attributable to something other than consideration for the acquiree…

1 Executory contracts are defined as contracts under which neither party has performed any of its obligations, or both parties have partially performed their obligations to an equal extent (see IAS 37.3 – though this legal term of art is not specifically defined in the ASC). We believe that an executory contract for a market-rate royalty arrangement could be asserted to be a separate transaction and accounted for on a “pay as you go” basis. This assertion requires continuing involvement of the licensor, such as on-going requirement to supply the Captisol product to us (as discussed in this memo).
Discussion

An executory contract is one where both parties need to perform before joint obligations become binding (i.e., both sides still have an important performance item remaining to complete).  Here, CyDex needs to continue to supply Captisol to us in order for the EVOMELA product to be formulated with melphalan to create the end-product for commercialization.  With no Captisol, there is no product for SPPI to sell.  We believe that this represents an executory contract for a market-rate royalty arrangement attached to supply agreement requiring continuing involvement of the licensor.
Accordingly, there is no obligation for us to pay a royalty to CyDex until they complete their performance obligation of Captisol supply (therefore, there was no “day 1” contingent consideration for us to record).  This obligation remains on-going during the license term such that the “matching concept” of the payment of royalty, and its reported expense at the time of our product sale, also results in the best economic representation for the accounting of the arrangement.   Our sales threshold-based milestones are executory in nature for the same reasons (and even if deemed to be contingent consideration, would have near-zero value due to remote likelihood of achievement).
Notwithstanding the accounting analysis for the royalty obligation, we recorded a contingent consideration liability for the FDA approval milestone at the time of the March 2013 acquisition. This was because at that time of the transaction, CyDex had delivered all of the clinical supply that we needed to complete the pivotal trial and file the NDA; resulting in no continuing involvement of CyDex being necessary with respect to that contingent payment obligation.

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We hope the foregoing answers are responsive to your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 788-6700, ext. 9278.

Sincerely,

/s/ Kurt A. Gustafson
Executive Vice President and Chief Financial Officer